EXHIBIT 23.1a

Consent of Independent Auditors

Capitol Bancorp Limited
Lansing, Michigan

We hereby consent to the use in the proxy statement/prospectus constituting a part of the Registration Statement on Form S-4 of our report dated January 30, 2004 relating to the consolidated financial statements of Capitol Bancorp Limited, which is attached to that proxy statement/prospectus, and to the incorporation in the proxy statement/prospectus by reference of our report dated January 30, 2004, related to the consolidated financial statements of Capitol Bancorp Limited appearing in the Company’s 2003 Annual Report to shareholders, which is incorporated by reference in the Company’s annual report on Form 10-K for the year ended December 31, 2003. We also consent to the reference to us under the caption “Experts” in the proxy statement/prospectus.

/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan
June 17, 2004